

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 8, 2010

Mr. Jack M. Laskowitz
Chief Financial Officer
Paradise, Inc.
1200 Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

>    **Re:    Paradise, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2008**
>    **Filed March 31, 2009**
>    **File No. 000-03026**

Dear Mr. Laskowitz,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief